UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
(Rule 13e-4)

TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1) OR 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934
(Final Amendment)

AG Twin Brook Capital Income Fund
(Name of Issuer)

AG Twin Brook Capital Income Fund
(Name of Person(s) Filing Statement)

Class I Shares of Beneficial Interest (Title of Class of Securities)

00840T100
(CUSIP Number of class of securities)

Jenny B. Neslin
c/o AGTB Fund Manager, LLC
245 Park Avenue, 26th Floor
New York, New York 10167
(212) 692-2000
(Name, Address and Telephone No. of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

With a copy to:
Rajib Chanda
Steven Grigoriou
Simpson Thacher & Bartlett LLP 900 G Street, N.W.
Washington, DC 20001
September 29, 2023
(Date Tender Offer First Published, Sent or Given to Security Holders)

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form of Schedule and the date of its filing.

Amount Previously Paid:	Filing Parties:
Form or Registration No.:	Date Filed:

☐	Check the box if the filing relates solely to preliminary communications made before commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer:		☒

This Final Amendment relates to the Issuer Tender Offer Statement on Schedule TO (the “Statement”) originally filed on September 29, 2023 by AG Twin Brook Capital Income Fund (the “Fund”) in connection with an offer by the Fund (the “Offer”) to purchase up to 1,159,171 of its outstanding shares of beneficial interest (including Class I common shares of beneficial interest, Class D common shares of beneficial interest, and Class S common shares of beneficial interest, the “Shares”) at a price equal to the net asset value per Share as of September 30, 2023 (the “Valuation Date”), upon the terms and subject to the conditions set forth in the Offer to Purchase filed as Exhibit (a)(1)(ii) to the Statement (the “Offer to Purchase”).
This is the Final Amendment to the Statement and is being filed to report the results of the Offer. Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Offer to Purchase.
The following information is furnished pursuant to Rule 13e-4(c)(4):
1.The Offer expired at 11:59 p.m., Eastern Time, on October 27, 2023.
2.No Shares were validly tendered prior to the expiration of the Offer. Accordingly, the Fund will not be repurchasing any Shares pursuant to the Offer.
Except as specifically provided herein, the information contained in the Statement, as amended, and the Transmittal Letter remains unchanged and this Amendment does not modify any of the information previously reported on the Statement, as amended, or the Transmittal Letter.
Item 12. Exhibits.

107	Filing Fee Table
SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

AG TWIN BROOK CAPITAL INCOME FUND

By:	/s/ Jenny B. Neslin
Name:	Jenny B. Neslin
Title:	General Counsel and Secretary
Dated: October 31, 2023

EXHIBIT INDEX

Exhibit
107	Calculation of Filing Fee Table.